Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

January 9, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Greg Dundas

Re:	New You, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 19, 2019 File No. 333-234577

Dear Mr. Dundas:

We write on behalf of New You, Inc. (the “Company”) in response to a comment by the United States Securities and Exchange Commission (the “Commission”) in its letter dated January 3, 2020, commenting on the Company’s Amendment No. 1 to Registration Statement on Form S-1/A filed December 19, 2019 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Cover Page

1.                We note your response to prior comment one and revisions to the Plan of Distribution disclosure. Please also revise the cover page.

Response: In response to this comment, the first paragraph on the Prospectus cover page has been amended to specify that “The selling shareholders will sell their shares of common stock at a price of $1.23 per share, or, if and when our common stock is quoted on the OTCQB market, at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.” This information is also included in footnote 1 to the “Calculation of Registration Fee” table on the Registration Statement cover page.

Business Overview, page 5

2.                We note your response to prior comment four. Your summary should provide a brief, non-generic discussion of the most material aspects of your company and your offering. Please expand to include a brief description of your products, beyond "unique and proprietary CBD products.".

Response: In response to this comment, the Company has amended the Business Overview section on page 5 to include a more detailed description of each its product offerings.

Greg Dundas

United States Securities and Exchange Commission

January 9, 2020

Risks Relating To Our Business and Industry

Our Internal Controls and Accounting Methods May Require Modification, page 11

3.                We note the disclosure of the material weaknesses on pages 11 and 12. We also note your discussion that controls at your subservice organization were not designed or operating effectively so as to ensure that the revenue and commission expense recognized in the your financial statements were materially correct. Please revise to disclose more details of these material weaknesses and the impact that these had on your financial statements. Also, address your remediation efforts for these material weaknesses.

Response: In response to this comment, the Company has added additional material to the disclosure of the material weaknesses on pages 11 and 12. These additional disclosures describe in detail the issues encountered with controls at the Company’s subservice organization and the Company’s remediation efforts with regard to these problems. In addition, the Company has added detail regarding its current and planned remediation efforts with regard to the other listed weaknesses. The Company does not believe that the material weaknesses discussed have resulted in any inaccuracies in its financial statements.

Description of Business, page 19

4.                We note your revisions in response to prior comment 11 but we note the continued use of certain terms such as beta-cayophllene and medium-chain triglyceride. Please revise to explain these and any other technical terms.

Response: In response to this comment, the Company has added explanations of the technical terms used in the “Current Product Offerings” subsection of its Description of Business on page 19.

5.                We note your revisions in response to prior comments 14 and 18. Please revise to clarify that beverages are considered food under the definition in the Federal Food, Drug and Cosmetic Act, and revise to explain specifically how the FDA regulations you discuss under "Regulatory Requirements" apply to each of your products. As a non-exclusive example, please address whether the Caffe Canna product is considered a "food" under the statute. In addition, please revise to explain how each of your products is intended to be used.

Response: In response to this comment, the Company has amended the “Regulatory Requirements” section to explain that beverages are considered “food” under the Federal Food, Drug and Cosmetic Act. In addition, the Company has clarified that all of its products other than The Cream (a topical ointment) are considered “food” under the Act, and has added an explanation as to how each of its products is intended to be used.

Directors and Executive Officers, page 24

6.                It is not clear you have complied with prior comment 23, as you have not described the principal employment of Mr. Grimm from 2014-2018, and you have not identified any time frames in Mr. Mehta's biography. Please revise.

Response: In response to this comment, the Company has amended these disclosures to explain that Mr. Grimm was a semi-retired consultant during 2014-2018 and has added date ranges to the items in Mr. Mehta’s biography.

Unaudited Condensed Consolidated Financial Statements of New You Inc.

Note 1. Organization and Significant Accounting Policies

Use of Estimates, page F-5

Greg Dundas

United States Securities and Exchange Commission

January 9, 2020

7.                We reference your response to comment 28. You indicate that there was no stock-based compensation during the periods presented. We note, however, on page 3 that shares were issued to employees and consultants apparently during the three months ended September 30, 2019 and from page F-12 that common shares were issued subsequent to September 30, 2019 for services yet to be rendered. We also note from page F-32 that share-based expense for the year ended December 31, 2018 and 2017 was $29,750 and $127,500. Please reconcile your response to these disclosures and revise your filing accordingly.

Response: For the nine months ended September 30, 2019, the Company has issued stock to employees and consultants as compensation on a discretionary basis. However, the service period for shares issued to consultants did not begin until after September 30, 2019. We do acknowledge that vesting period for shares issued to two employees began on August 30, 2019, but since the shares vest over a one-year period this would have resulted in an immaterial amount of share-based compensation for the nine months ended September 30, 2019. Accordingly, the exclusion of the share-based compensation expense for these issuances from the Company’s financial statements through September 30, 2019, was not deemed a material omission.

For the nine months ended September 30, 2018, we recognize that the financials for New You, Inc. for the years ended December 31, 2018 and 2017 do identify share-based compensation as an estimate. However, the share-based compensation expense of New You, Inc. for the years ended December 31, 2018 and 2017 are not included in the financial statements of New You, Inc. for the nine months ended September 30, 2018, because those financials reflect the operating results of New You LLC on a recapitalized basis.

Revenue Recognition, page F-6

8.                We reference your response to comment 29 that you only sell products that are similar in nature and that none of the products or geographical locations of your sales affect the nature, amount, timing or uncertainty of your revenues and cash flows. Please provide a thorough analysis of how you arrived at that conclusion, including that all products are similar and disaggregated disclosures are not required.

Response:

•	The guidance in ASC 606-10-50-5 and 55-89 through 55-91 calls for disclosures of revenue disaggregated into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The guidance in ASC 280-10-50-40 calls for disclosures of revenue for each product and service, or each group of similar products and services. We considered disclosing revenue disaggregated by region and by product type.

•	Regarding disaggregation by region, we sell product exclusively in the United States. Customers in all states place orders through our website and make payment through a credit card processor upfront. The type of products sold in each state are homogenous. As a result, the products sold in each state do not vary significantly as to nature, amount, timing, and uncertainty.

•	Regarding disaggregation by product type, each of the products listed under the “Business Overview” section are tangible goods that contain CBD. As a result, we believe that our products are all similar in nature, so that together they constitute a “group of similar products” in accordance with ASC 280, and that they do not differ significantly as to the nature, amount, timing, and uncertainty of cash flows in accordance with ASC 606.

Greg Dundas

United States Securities and Exchange Commission

January 9, 2020

Audited Financial Statements of New You, Inc.

3. Note Payable, page F-33

9.                We note your response to comment 30. Please provide us your calculation of the gain on the settlement of notes payable resulting from the debt extinguishment.

Response: The Company’s calculations are as follows:

Note #	Principal and interest amount due	Cash paid in settlement	Shares issued in settlement			Gain (loss) on extinguishment of debt
			Number	$ Per Share	Amount
1	$25,000	$-	-	$-	$-	$25,000
2	$218,160	$(15,000)	-	$-	$-	$203,160
3	$30,000	$-	44,000	$0.6800	($29,920)	$80
4	$195,000	$(50,000)	20,000	$0.6800	($13,600)	$131,400
5	$49,580	$ -	-	$-	$-	$49,580
					Total Gain	$409,220

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague
      Joe Laxague, Esq.